UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 65702 / November 8, 2011

Admin. Proc. File No. 3-14423

_____
                                                          :
In the Matter of   :
                                                          :
SILVER EAGLE RESOURCES LTD.   :
(N/K/A MERCATOR MINERALS LTD.)   :
                                                          :
_____ :

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Silver Eagle Resources Ltd. (n/k/a Mercator
Minerals Ltd.), which has filed a motion seeking entry of a final order and stating that it
"irrevocably waives any right it may have to appeal the Initial Decision . . . ." The Commission
has not chosen to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice, 1/ that the initial decision of the administrative law judge 2/ has become the final
decision of the Commission with respect to Silver Eagle Resources Ltd. (k/n/a Mercator Minerals
Ltd.). The order contained in that decision is hereby declared effective as of November 7, 2011.
That order revoked the registration of each class of registered securities of Silver Eagle
Resources Ltd. (n/k/a Mercator Minerals Ltd.).

        For the Commission by the Office of the General Counsel, pursuant to delegated
authority.

                                                    Elizabeth M. Murphy
                                                    Secretary

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1/   17 C.F.R. § 201.360(d).

2/   Silver Eagle Resources Ltd. (n/k/a Mercator Minerals Ltd.), Initial Decision Rel. No. 437
        (Oct. 14, 2011), __ SEC Docket ___.

INITIAL DECISION RELEASE NO. 437
ADMINISTRATIVE PROCEEDING
FILE NO. 3-14423

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	
SAMARITAN PHARMACEUTICALS, INC.,	:	
SEAENA, INC.,	:	
SEIRIOS INTERNATIONAL, INC.	:	INITIAL DECISION
(F/K/A EXACTLY SPORTSWEAR, INC.),	:	AS TO SILVER EAGLE
SENTO CORP.,	:	RESOURCES LTD.
SHOE PAVILION, INC.,	:	(N/K/A/ MERCATOR
SILVER EAGLE RESOURCES LTD.	:	MINERALS LTD.)
(N/K/A MERCATOR MINERALS LTD.),	:	October 14, 2011
SIMEX TECHNOLOGIES, INC.	:	
(N/K/A CT HOLDINGS, INC.), and	:	
SOLA RESOURCE CORP.	:	
(N/K/A CANCANA RESOURCES CORP.)	:	

APPEARANCES: Neil J. Welch, Jr. and Duane K. Thompson for the Division of Enforcement, Securities and Exchange Commission

Thomas O. Gorman, Dorsey and Whitney LLP, for Silver Eagle Resources Ltd. (n/k/a Mercator Minerals Ltd.)

BEFORE: Robert G. Mahony, Administrative Law Judge

I. INTRODUCTION

A. Procedural Background

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on June 14, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act).[1] Pursuant to 17 C.F.R. § 201.230, the Division of Enforcement (Division)

[1] The proceeding has ended as to the remaining captioned Respondents. See Samaritan Pharmaceuticals, Inc., Exchange Act Release Nos. 65129 (Aug. 15, 2011), 64951 (July 25, 2011), and 64866 (July 13, 2011).

notified Respondent Silver Eagle Resources Ltd. (n/k/a Mercator Minerals Ltd.) (Mercator or Respondent) that documents were available for inspection and copying. Mercator filed its Answer to the OIP on July 18, 2011.

The Division and counsel for Mercator participated in a prehearing conference on July 19, 2011, at which the Division was granted leave to file a motion for summary disposition, pursuant to 17 C.F.R. § 201.250. On August 19, 2011, the Division filed its Motion for Summary Disposition and Brief in Support (Motion); Declaration of Evelyn Hsu Certifying Record of Regularly Conducted Business Activity, which includes a list of shareholders of Respondent as of July 22, 2011; and Declaration of Neil J. Welch, Jr. in Support of the Motion (Welch Declaration), which includes nine exhibits.

Exhibit 1 of the Welch Declaration is an excerpt from Respondent's Form 10-SB securities registration statement, filed on January 16, 1998. Exhibit 2 is an excerpt from Mercator's Annual Information Form for the financial year ended December 31, 2010, dated March 31, 2011. Exhibit 3 is a copy of the delinquency letter sent to Respondent by the Division of Corporation Finance, dated July 26, 2007. Exhibit 4 is a copy of a printout from the Commission's internal EDGAR database showing all filings for Respondent as of August 18, 2011. Exhibit 5 is a copy of the Commission's Order of Suspension of Trading in <u>Samaritan Pharmaceuticals, Inc.</u>, File No. 500-1 (June 14, 2011). Exhibit 6 is a copy of a printout from www.otcquote.com showing the trading status of Mercator's stock on the U.S. over-the-counter markets as of August 18, 2011. Exhibit 7 is a copy of a printout from the commercial database Thomson Research showing all filings for Respondent as of August 18, 2011. Exhibit 8 is a copy of the transcript from the prehearing conference in this proceeding, held on July 19, 2011. Exhibit 9 is a copy of a printout from the SEDAR database showing all proxy and information circulars filed by Mercator from January 1, 1997, through August 17, 2011.

Mercator filed its Memorandum in Opposition to the Motion (Opposition) and Declaration of Marc LeBlanc (LeBlanc Declaration) on September 26, 2011. The Division filed its Reply Brief in Further Support of its Motion (Reply) on September 29, 2011. The Division filed its Supplemental Declaration of Neil J. Welch, Jr. in Support of the Motion (Supplemental Welch Declaration) on October 14, 2011.[2]

B. <u>Allegations and Positions of the Parties</u>

The OIP alleges that Respondent is delinquent in its periodic filings with the Commission, having failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. <u>See</u> OIP at 3, 4. Mercator admits that it has not made periodic filings with the Commission. (Ans. at 2.) The Division requests revocation of the registration of each class of

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[2] References in this Initial Decision to the Division's Motion and any of its Exhibits 1-9, attached to the Welch Declaration, will be cited as "(Mot. at __.)" and "(Mot. Ex. __.)," respectively. The Division's Reply will be cited as "(Reply at __.)," and the Supplemental Welch Declaration will be cited as "(Supp. Welch Decl. at __.)." References to Respondent's Answer and Opposition will be cited as "(Ans. at __.)" and "(Opp'n at __.)," respectively. The LeBlanc Declaration will be cited as "(LeBlanc Decl. at __.)."

Respondent's registered securities. (Mot. at 15-16.) Respondent requests that it be permitted to file the necessary periodic filings or a Form 40-F registration statement with the Commission by no later than October 13, 2011.[3] (Opp'n at 5.)

C. Standards for Summary Disposition

After a respondent has filed an answer and documents have been made available under 17 C.F.R. § 201.230, the Commission's Rules of Practice provide that a party may make a motion for summary disposition of any or all allegations of the OIP. 17 C.F.R. § 201.250(a). The facts of the pleadings of the party against whom the motion is made shall be taken as true, except as modified by stipulations or admissions made by that party, by uncontested affidavits, or by facts officially noted pursuant to 17 C.F.R. § 201.323. Id. A motion for summary disposition may be granted if there is no genuine issue with regard to any material fact and the party making the motion is entitled to a summary disposition as a matter of law. 17 C.F.R. § 201.250(b).

By analogy to Rule 56 of the Federal Rules of Civil Procedure, in assessing the summary disposition record, the facts, as well as the reasonable inferences that may be drawn from them, must be viewed in the light most favorable to the non-moving party. See Felix v. N.Y. City Transit Auth., 324 F.3d 102, 104 (2d Cir. 2003); O'Shea v. Yellow Tech. Svcs., Inc., 185 F.3d 1093, 1096 (10th Cir. 1999); Cooperman v. Individual, Inc., 171 F.3d 43, 46 (1st Cir. 1999). A factual dispute between the parties will not defeat a motion for summary disposition unless it is both genuine and material. See Anderson v. Liberty Lobby, Inc., 477 U.S. 242, 247-48 (1986). Once the moving party has carried its burden, "its opponent must do more than simply show that there is some metaphysical doubt as to the material facts." Matsushita Elec. Indus. Co. v. Zenith Radio Corp., 475 U.S. 574, 586 (1986). The opposing party must set forth specific facts showing a genuine issue for a hearing, and the hearing officer's function is to determine whether there is a genuine issue for resolution at a hearing. See Anderson, 477 U.S. at 249.

The findings and conclusions of this Initial Decision are based on the entire record, which includes the parties' motions, briefs, and all exhibits. See 17 C.F.R. § 201.350. Official notice is taken of the Commission's public official records concerning Respondent.[4] See 17 C.F.R. § 201.323. There is no genuine issue with regard to any material fact. Thus, this proceeding may be resolved by summary disposition. See 17 C.F.R. § 201.250. Any other facts in Respondent's pleadings have been taken as true, in light of the Division's burden of proof. Id. All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

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[3] Mercator argues that it should not be required to file any periodic reports that are more than five years old because such a requirement would be punitive, pursuant to 28 U.S.C. § 2462. (Opp'n at 9 n.10.) However, the sanction that the Division seeks to impose on Mercator is not that Mercator file all of its delinquent periodic reports, but rather revocation of Mercator's registered securities, which, as Mercator concedes, is remedial (not punitive) and designed to protect investors. (Opp'n at 6.) Accordingly, 28 U.S.C. § 2642 does not apply.

[4] These include, but are not limited to, Respondent's filings made with the Commission found in the Commission's EDGAR database.

II. FINDINGS OF FACT

Respondent was a Yukon corporation located in Tucson, Arizona, as of January 16, 1998. (Mot. Ex. 1.) Respondent subsequently became a British Columbia corporation and relocated its U.S. offices to Golden Valley, Arizona. (LeBlanc Decl. at 1; Mot. Ex. 2.) Respondent has a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). (Mot. Ex. 1.) Respondent is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on January 16, 1998. (Mot. Ex. 4.) As of August 18, 2011, Mercator was quoted on OTC Link, had twelve market makers, and was not eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). (Mot. Ex. 6.) Respondent has not filed any notifications of late filing with the Commission on Form 12b-25. (Mot. Ex. 4.)

On July 26, 2007, the Division of Corporation Finance sent a delinquency letter by certified mail to Respondent, which stated that Respondent appeared to be noncompliant with its reporting requirements under Section 13(a) of the Exchange Act and instructed Respondent to file all required reports within fifteen days from the date of the letter. (Mot. at 2; Mot. Ex. 3.) Respondent claims that it did not receive such letter because it was addressed to a former president of the company at Respondent's previous address. (Opp'n at 9 n.9; LeBlanc Decl. at 3.) On June 14, 2011, the Commission ordered a temporary suspension of trading in Mercator's securities because it appeared that there was a lack of current and accurate information concerning Mercator's securities due to its failure to file periodic reports. (Opp'n at 2; Mot. Ex. 5.)

Mercator states that its securities have been listed for trading on various exchanges in Canada since 1984 and that it has made periodic filings in accordance with the regulations of those exchanges. (Opp'n at 1.) Mercator also states that no current member of management or the board of directors knew that the company had periodic filing obligations with the Commission. (Opp'n at 2 n.4; LeBlanc Decl. at 2.) However, one board member who signed Respondent's registration statement, Michael Lindeman, was a director of Respondent through April 2011, at which time he allegedly resigned. (LeBlanc Decl. at 2; Opp'n at 2 n.4; Mot. Ex. 1.)

Mercator states that on June 23, 2011, it held a meeting of the board of directors to examine its options, including preparing and submitting required periodic filings or, in the event that its shares were delisted, filing an appropriate registration statement with the Commission. (LeBlanc Decl. at 3-4.) Mercator further states that throughout the following months, it took steps to prepare the necessary materials for filing with the Commission. (Id. at 3-7.) Mercator claims that it could prepare most of the required periodic filings for at least the years beginning with fiscal year 2004, and expects to complete the necessary materials for filing with the Commission by October 13, 2011. (Id. at 7.) However, Mercator concedes that it cannot prepare the necessary filings for earlier years. As of October 14, 2011, at 8:40 a.m., the EDGAR database showed that Mercator had not filed any of its delinquent periodic reports. (Supp. Welch Decl. at 1.)

III. CONCLUSIONS OF LAW

Exchange Act Section 13(a) requires that "[e]very issuer of a security registered pursuant to [S]ection 12 . . . shall file with the Commission, in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate for the proper protection of investors and to insure fair dealing in the security . . . such annual reports . . . certified . . . by independent public accountants, and such quarterly reports . . . as the Commission may prescribe." 15 U.S.C. § 78m(a). The Commission has prescribed Rules 13a-1 and 13a-13, which require the filing of an annual report for each fiscal year and a quarterly report for each of the first three quarters of each fiscal year, respectively. 17 C.F.R. §§ 240.13a-1, -13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, reconsideration denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419. Scienter, which is often described as "a mental state embracing intent to deceive, manipulate, or defraud," is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978).

Relevant to these proceedings, Section 12(j) of the Exchange Act authorizes the Commission to suspend for a period not exceeding twelve months or to revoke the registration of a security, as it deems necessary or appropriate for the protection of investors, if the Commission finds that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules thereunder. 15 U.S.C. § 78*l*(j).

It is undisputed that Respondent failed to file required periodic reports for over thirteen years since it filed a Form 10-SB on January 16, 1998. Mercator did not make any filings by its expected date of compliance and, thus, remains delinquent in its reporting obligations. Furthermore, even bringing all of its overdue periodic reports current would not extinguish Respondent's violations. See Phlo Corp., Exchange Act Release No. 55562 (Mar. 30, 2007), 90 SEC Docket 1089, 1108 ("[T]he fact that Phlo eventually cleared up its backlog of overdue filings does not cure its earlier violations."). Accordingly, Respondent has violated Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, and the Division's Motion is granted. The remaining question is what sanction is necessary or appropriate given Mercator's failure to comply with the Exchange Act.

IV. SANCTION

The Division argues that revocation of Mercator's securities is the only appropriate remedy and that such remedy would allow Mercator to file a new registration statement. (Reply at 2.) Mercator argues that the Division has not met the burden required to revoke the registration of Mercator's securities. (Opp'n at 4-5.) Mercator claims that it was not aware that it was required to file periodic reports under the Exchange Act and that it has committed to preparing and filing the necessary materials to come into compliance no later than October 13, 2011. (Opp'n at 8-9.) Mercator also claims that it has complied with the filing requirements of the Canadian exchanges on which its securities have been listed, and that these Canadian reports, together with the information compiled by the market makers who follow Mercator and information available on the company's website, have provided investors with material information. (Id. at 7-8.) However, Mercator concedes that the availability of this information does not negate the necessity of filing reports under the Exchange Act. (Id.)

In a proceeding such as this, the assessment of what sanctions are appropriate and ensure that investors are adequately protected is determined by "the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. In making this determination, the following factors are considered: "the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations."[5] Id. at 439.

Mercator's violations were serious and recurrent. Respondent repeatedly failed to file periodic reports for over thirteen years. Such failures violate a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 [are] the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has made clear the importance of the information required under Exchange Act Section 13(a), and this information cannot be replaced by other reports that provide "merely sufficient information." Gateway, 88 SEC Docket at 442 (citing SC&T Int'l, Inc., Exchange Act Release No. 41815 (Sept. 1, 1999), 54 S.E.C. 320, 326).

Respondent has not filed any periodic reports since it filed Form 10-SB on January 16, 1998. The Commission has found delinquencies of lesser durations to be both serious and recurrent. See Nature's Sunshine, 95 SEC Docket at 13495-96 (failure to file reports for a two-year period or make required restatements going back an additional three years was serious and recurrent); Impax, 93 SEC Docket at 6251 (failure to file eight reports over eighteen months, followed by six reports subsequent to the OIP, was serious and recurrent).

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[5] This standard has been consistently applied by the Commission in Exchange Act Section 12(j) proceedings. See Nature's Sunshine Prods., Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13495; Impax Labs., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6250; Phlo Corp., 90 SEC Docket at 1115; America's Sports Voice, Inc., 90 SEC Docket at 883-84; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225, 1229-30.

Mercator is culpable, and its efforts to remedy its violations are insufficient. Mercator knew of its reporting obligations through its director who signed the company's registration statement and remained on the board throughout more than thirteen years of delinquency. Mercator failed to file any notifications of late filing with the Commission, and it did not become compliant with its filing obligations by its self-established deadline of October 13, 2011. In considering an issuer's culpability, the Commission has looked at such factors as the filing of notifications of late filing and previous "underestimat[ions of] the amount of time needed to become compliant." Nature's Sunshine, 95 SEC Docket at 13497; see also Gateway 88 SEC Docket at 439.

Mercator's failure to remedy its delinquent filings raises doubt as to the credibility of its assurances that it will comply with its filing obligations in the future. In e-Smart Techs., Inc., 57 S.E.C. at 970 (citation omitted), the Commission stated that an issuer's "subsequent filing history is an important factor to be considered in determining whether revocation is 'necessary or appropriate for the protection of investors,'" within the meaning of Exchange Act Section 12(j). Despite Mercator's representations that it has taken steps toward becoming compliant with its filing obligations, it has not succeeded in doing so.

Accordingly, the investing public does not have access to current, accurate financial information, and the date when this will occur, if ever, cannot be predicted. Thus, neither dismissal of the proceeding nor a suspension of the registration for a period of twelve months or less is an appropriate disposition. Rather, revocation of the registration of Mercator's registered securities will serve the public interest and the protection of investors pursuant to Section 12(j) of the Exchange Act. Mercator may "re-register its securities under the Exchange Act once it is able to comply with the registration requirements." Impax, 93 SEC Docket at 6256; see also Nature's Sunshine, 95 SEC Docket at 13502-03.

V. ORDER

Based on the findings of fact and conclusions of law set forth above:

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the registration of each class of registered securities of Silver Eagle Resources Ltd. (n/k/a Mercator Minerals Ltd.) is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision pursuant to Rule 111 of the Commission's Rules of Practice. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of my order resolving the motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact, or unless the Commission determines on its own initiative to review this Initial Decision as to any party. If any of these events occurs, the Initial Decision shall not become final as to that party.

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Robert G. Mahony
Administrative Law Judge